

New York Stock Exchange
11 Wall Street
New York, NY 10005

September 12, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Depositary Shares, Each Representing a 1/40th Ownership Interest in a Share of Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series I of Capital One Financial Corporation under the Exchange Act of 1934.

Sincerely,

An Intercontinental Exchange Company
© 2019 Intercontinental Exchange, Inc.